UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

AMN Healthcare Services, Inc.

(Name of Subject Company (Issuer))

AMN Healthcare Services, Inc.

(Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, par value $0.01 per share

STOCK APPRECIATION RIGHTS

(Title of Class of Securities)

001744101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Denise L. Jackson, Esq.

Senior Vice President, General Counsel and Secretary

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

(866) 871-8519

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copy to:

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,800.818.21	$100.49

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 606,400 shares of common stock of AMN Healthcare Services, Inc. and 599,388 stock appreciation rights having an aggregate pre-exchange fair value of $1,800,818.21 assuming a stock price of $9 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options and stock appreciation rights was calculated based on the lattice valuation model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $100.49	Filing Party: AMN Healthcare Services, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-l.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 9, 2009, relating to an offer by AMN Healthcare Services, Inc., a Delaware corporation (the “Company”), to exchange certain outstanding stock options and stock appreciation rights for replacement restricted stock units, on the terms and subject to the conditions described in the Offer to Exchange, dated November 6, 2009 (the “Offer”).

ITEM 1 THROUGH ITEM 11.

All information contained in the Offer is hereby expressly incorporated by reference with respect to Items 1 through 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

ITEM 12.   EXHIBITS

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(1)(I)	Employee Presentation, dated November 12, 2009.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2009

AMN HEALTHCARE SERVICES, INC.
By:	/s/ Susan Nowakowski
Name: Susan R. Nowakowski Title: President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for Replacement Restricted Stock Units, dated November 6, 2009.

(a)(1)(B)	Form of Meeting Invite to Eligible Employees.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Form of E-Mail Confirming Receipt of Election Form.

(a)(1)(E)	Form of Notice of Withdrawal Form.

(a)(1)(F)	Form of E-Mail Confirming Receipt of Notice of Withdrawal Form.

(a)(1)(G)	Form of Confirmation of Grant of Replacement RSUs.

(a)(1)(H)	Definitive Proxy Statement for Special Meeting of Stockholders (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed with the SEC on November 5, 2009).

(a)(1)(I)	Employee Presentation, dated November 12, 2009.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)

AMN Healthcare Equity Plan, as amended and restated (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 4, 2009).

(d)(2)	AMN Healthcare Services, Inc. 2001 Stock Option Plan (the “Option Plan”) (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-65168)).

(d)(3)	Form of AMN Healthcare Equity Plan Replacement RSU Agreement.

(d)(4)	Form of Option Plan Stock Option Agreement.

(d)(5)	Form of AMN Healthcare Equity Plan Stock Appreciation Right Agreement—Director (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(6)	Form of AMN Healthcare Equity Plan Stock Appreciation Right Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(7)	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Director (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(8)	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(9)

AMN Healthcare Services, Inc. Senior Management Bonus Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 3, 2009).

(d)(10)	AMN Healthcare, Inc. Executive Nonqualified Excess Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(11)	Amendment to AMN Healthcare, Inc. Executive Nonqualified Excess Plan, dated as of January 1, 2002 (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(12)

2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Susan Nowakowski (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(13)

2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Andrew Stern (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(14)	Stock Option Plan (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 14, 2004 (File No. 1-16753)).

(d)(15)

Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Andrew M. Stern (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(16)

Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Susan R. Nowakowski (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(17)

Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(18)

Stock Option Plan Stock Option Agreement, dated as of September 20, 2004, between the Company and David C. Dreyer (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(19)

Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(20)

Stock Option Plan Stock Option Agreement, dated as of May 8, 2003, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(21)

Employment Agreement, dated as of May 4, 2005, between AMN Healthcare, Inc. and Susan R. Nowakowski (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

(d)(22)

Stock Option Plan Stock Option Agreement, dated as of September 28, 2005, between the Company and Douglas D. Wheat (incorporated by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(23)	Form of Indemnification Agreement (incorporated by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(24)	AMN Healthcare Equity Plan (incorporated by reference to Exhibit 1 of AMN Healthcare Services, Inc.’s Definitive Proxy Statement on Schedule 14A, filed on March 14, 2007).

(d)(25)

AMN Healthcare Equity Plan, as Amended and Restated (incorporated by reference to Appendix 1 of AMN Healthcare Services, Inc.’s 2009 Definitive Proxy Statement on Schedule 14A, filed on March 4, 2009).

(d)(26)	Employment Offer Letter to Ralph Henderson, dated August 1, 2007 (incorporated by reference to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2007).

(d)(27)	Executive Severance Agreement between AMN Healthcare, Inc. and David C. Dreyer, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(28)

Executive Severance Agreement between AMN Healthcare, Inc. and Denise J. Jackson, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(29)	Executive Severance Agreement between AMN Healthcare, Inc. and Ralph Henderson, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(30)

First Amendment to Employment Agreement, dated as of February 6, 2008, between AMN Healthcare, Inc. and Susan R. Nowakowski (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(31)	Senior Management Bonus Plan, as amended and restated, December 14, 2007 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed on March 4, 2008).

(d)(32)

The 2005 Amended and Restated Executive Nonqualified Excess Plan of AMN Healthcare, Inc., effective January 1, 2009 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

(d)(33)	Employment Offer Letter to Bary Bailey, dated July 12, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(d)(34)

Executive Severance Agreement between AMN Healthcare, Inc., and Bary Bailey, dated August 10, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(d)(35)

Executive Indemnification Agreement between AMN Healthcare, Inc., and Bary Bailey, dated August 10, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(g)	Not applicable.

(h)	Not applicable.